                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                              -------------------

                                 SCHEDULE 13G
                                (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                             PURSUANT TO 13d-2(b)

                             (AMENDMENT NO. 4)/1/



                               NMT Medical, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  629294 10 9
--------------------------------------------------------------------------------
                                (CUSIP Number)

                               December 31, 2000
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_]    Rule 13d-1(b)
     [_]    Rule 13d-1(c)
     [X]    Rule 13d-1(d)


     /1/The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  ---------------------                                  -----------------
  CUSIP NO. 629294 10 9              13G                 Page 2 of 6 Pages
  ---------------------                                  -----------------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      C. Leonard Gordon
      ID#
         ----------------
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States of America

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            205,525 shares which Mr. Gordon has the right to
                          acquire within 60 days after December 31, 2000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          585,907 shares (includes 25,500 shares held in the
                          name of Mr. Gordon's wife for which Mr. Gordon holds a
                          power of attorney)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             205,525 shares which Mr. Gordon has the right to
                          acquire within 60 days after December 31, 2000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          585,907 shares (includes 25,500 shares held in the name of Mr. Gordon's wife for which Mr. Gordon holds a power of attorney)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      791,432 shares (includes 205,525 shares which Mr. Gordon has the right to acquire within 60 days after December 31, 2000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
      Not Applicable                                                [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      7.1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                    -----------------
CUSIP No. 629294 10 9                13G                 Page 3 of 6 Pages
---------------------                                    -----------------


Item 1(a)  Name of Issuer:
---------  --------------

           NMT Medical, Inc.

Item 1(b)  Address of Issuer's Principal Executive Office:
---------  ----------------------------------------------

           27 Wormwood Street
           Boston, MA  02210

Item 2(a)  Name of Person Filing:
---------  ---------------------

           C. Leonard Gordon

Item 2(b)  Address of Principal Business Office or, if none, Residence:
---------  -----------------------------------------------------------

           Vacold LLC
           360 Lexington Avenue
           New York, New York 10017

Item 2(c)  Citizenship:
---------  -----------

           United States of America

Item 2(d)  Title of Class of Securities:
---------  ----------------------------

           Common Stock, $.001 par value per share

Item 2(e)  CUSIP Number:
---------  ------------

           629294 10 9

Item 3     Description of Person Filing:
------     ----------------------------

           Not applicable.

Item 4     Ownership:
------     ---------

           (a)  Amount Beneficially Owned:
                -------------------------

                791,432 shares (includes 205,525 shares which Mr. Gordon has the right to acquire within 60 days after December 31, 2000)

---------------------                                     -----------------
CUSIP No. 629294 10 9                 13G                 Page 4 of 6 Pages
---------------------                                     -----------------


           (b)  Percent of Class:
                ----------------

                7.1%

           (c)  Number of shares as to which person has:
                ---------------------------------------

                (i)   sole power to vote or to direct the vote:

                      205,525 shares which Mr. Gordon has the right to acquire within 60 days after December 31, 2000

                (ii)  shared power to vote or to direct the vote:

                      585,907 shares (includes 25,500 shares held in the name of Mr. Gordon's wife for which Mr. Gordon holds a power of attorney)

                (iii) sole power to dispose or to direct the disposition of:

                      205,525 shares which Mr. Gordon has the right to acquire within 60 days after December 31, 2000

                (iv)  shared power to dispose or to direct the disposition of:

                      585,907 shares (includes 25,500 shares held in the name of Mr. Gordon's wife for which Mr. Gordon holds a power of attorney)

Item 5    Ownership of Five Percent or Less of a Class:
------    --------------------------------------------

          Not applicable.

Item 6    Ownership of More than Five Percent on Behalf of Another Person:
------    ---------------------------------------------------------------

          Not applicable.

Item 7    Identification and Classification of the Subsidiary Which Acquired the
------    ----------------------------------------------------------------------
          Security Being Reported on by the Parent Holding Company or Control
          -------------------------------------------------------------------
          Person:
          -------

          Not applicable.

---------------------                                     -----------------
CUSIP No. 629294 10 9                  13G                Page 5 of 6 Pages
---------------------                                     -----------------


Item 8    Identification and Classification of Members of the Group:
------    ---------------------------------------------------------

          Not applicable.

Item 9    Notice of Dissolution of Group:
------    ------------------------------

          Not applicable.

Item 10   Certification:
-------   -------------

          Not applicable.

---------------------                                     -----------------
CUSIP No. 629294 10 9                 13G                 Page 6 of 6 Pages
---------------------                                     -----------------


                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      DATED: February 8, 2001


                                      /s/ C. Leonard Gordon
                                      ---------------------
                                      C. Leonard Gordon